EXHIBIT 11

The following table sets forth the computation of basic and diluted earnings per share:

| | Three months ended September 30, | | Nine months ended September 30, | |
	2001	2000	2001	2000
Numerator:				
Net (loss) From Continuing Operations	(1,172,768)	(1,261,033)	(4,093,032)	(4,219,122)
Dividends on Series A preferred stock	(780)	(2,618)	(2,315)	(14,024)
Dividends on Series B preferred stock	(52,175)	(52,787)	(155,564)	(157,213)
Numerator for basic and diluted earnings (loss) per share-income (loss) available to common shareholders	(1,225,723)	(1,316,438)	(4,250,911)	(4,390,359)
Denominator:				
Denominator for basic earnings (loss) per share-weighted average shares outstanding	9,326,558	7,760,508	9,172,060	7,331,423
Effect of dilutive securities				
Warrants	—	—	—	—
Dilutive potential common shares denominator for diluted earnings (loss) per share adjusted weighted-average shares and assumed conversion	9,326,558	7,760,508	9,172,060	7,331,423
Basic earnings (loss) per share	(0.13)	(0.17)	(0.46)	(0.60)
Diluted earnings (loss) per share	(0.13)	(0.17)	(0.46)	(0.60)